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                                October 14, 2021

       Mark Farrell
       Co-Chief Executive Officer, Co-President and Chief Financial Officer Thayer Ventures Acquisition Corp
       25852 McBean Parkway
       Valencia, CA 91335

                                                        Re: Thayer Ventures
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed September 16,
2021
                                                            File No. 333-259570

       Dear Mr. Farrell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4

       Prospectus Summary, page 27

   1. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if
other SPAC shareholders experience a negative rate of return in the post-business
combination company.
   2. Please revise the last Question and Answer on page 11 and where appropriate to address the PIPE financing
closing condition. It appears the condition cannot be waived, and the opportunity should be
provided to vote separately on the issuance of shares in connection with the merger and the
PIPE financing.
   3. Regarding the PIPE transaction disclosure on page 31, please highlight material differences in the
terms and price of securities issued at the time of the IPO as compared
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FirstName LastNameMark    Farrell
Thayer Ventures Acquisition Corp
Comapany
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         to private placements contemplated at the time of the business combination. Disclose if
         the SPAC   s sponsors, directors, officers or their affiliates will
participate in the private
         placement.
4. We note your disclosure titled Interests of Thayer's Directors, Officers, and Others in the
         Business Combination on pages 31 and 32. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. Please revise the conflicts of interest discussion at the summary level contained under the heading Interests of Thayer's Directors, Officers, and Others in the Business
         Combination on pages 31 and 32 so that it highlights all material interests in the
         transaction held by the sponsor and the company   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company, or whether the directors or sponsor were required to vote in favor of a presented initial business combination. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
6. Please expand your conflicts of interests disclosure on pages 31 and 32 to include whether the sponsor has any ownership interest in the target company. Should the sponsor have an ownership interest in the target company, disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
7. We note that the sponsor has agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.
8. Revise your disclosure on page 39 that illustrates the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios that not only includes minimum and maximum redemption levels, but also interim redemption levels.
9. We note the statement on page 99 that the parties agreed to the UP-C organizational structure for tax and other business purposes. Please revise to clearly explain in terms understandable to the average investor what the tax and business purposes are and the extent to which the structure is unusual compared to other mergers and initial business combinations by SPACs. Additionally, we note the statement on page 150 that PubCo will be required to make payments under the TRA. Please clarify why such payments do not "give rise to any significant business or strategic benefit or detriment."
10. With respect to the UP-C structure, please identify the Flow-Through Sellers and disclose, if material, any economic differences or potential economic differences between the Class
         A common stock held by the public and interests held by the Flow-Through Sellers and others. Please clearly explain any such differences and risks they pose to public
 Mark Farrell
FirstName LastNameMark    Farrell
Thayer Ventures Acquisition Corp
Comapany
October 14,NameThayer
            2021       Ventures Acquisition Corp
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         stockholders.
Risk Factors, page 49

11. We note your disclosure of the risk of dilution of the value of shareholders shares in the combined company on pages 80, 86 and 95. Please revise to disclose all possible sources of dilution and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
12. We note your disclosure on page 88 concerning the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please revise your disclosure to include not only the risk presented by the absence of due diligence conducted by an underwriter, but also that such an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Net loss per share, page 109

13. Please tell us how you calculated pro forma basic and diluted loss per share, assuming no redemption and assuming maximum redemption, for all periods shown. Based upon the amounts on the schedule on page 110, it appears that pro forma net loss for the year ended
         December 31, 2020 should be $0.05.
Background of the Business Combination, page 120

14. Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. As examples only, please further explain the key terms and negotiated items involving "a proposal for a business combination" on page
         121; "transaction structure and exchange rights," "historical and projected financial performance," "investor presentation that would be shared as part of the PIPE" on page
         122; and "a further updated non-binding letter of intent" and "projected financial performance" on page 123. Please identify the original terms as well as how and why any terms were revised over time. Please also provide a more detailed description of any indications of interest or letters of intent and confidentiality agreements entered into with the 50 other potential targets and identify the potential target companies that received formal indications of interest and/or draft letters of intent.
15. Please also expand your disclosure of the key terms to clarify how they were negotiated
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Thayer Ventures Acquisition Corp
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         and ultimately resulted in the proposed transaction. As non-exclusive examples, it is unclear why you do not address the five-person board of managers, the Class V common shares or the PIPE investment, and the UP-C structure in more detail, including which parties proposed them and the extent to which the terms evolved during negotiations.
         Please also explain how the value resulted in $1.07 billion when the parties had discussed
         $1.25 billion and other values.
Proposals to be Considered by Thayer's Stockholders, page 120

16. We note your disclosure on page 120 concerning your hiring of a financial advisor,
         Evercore, and the lack of a obtaining a fairness opinion from them in connection with the business combination on page 126. Please revise your disclosure to include the level of diligence performed by your financial advisor, including any material data or analyses provided to you by your financial advisor. Additionally, please disclose the basis for the board's decision not to seek a fairness opinion from your financial advisor with regards to the business combination.
17. We note your disclosure on page 122 discussing the PIPE transaction, specifically, that both parties, Inspirato and Thayer, worked on an investor presentation that would be shared as part of the PIPE transaction. Please disclose whether investor presentation materials provided as part of the PIPE are materially consistent with the information contained within this filing.
Certain Inspirato Projected Financial Information, page 127

18. Please revise to expand and further clarify in quantitative and qualitative terms the
         "number of assumptions" beginning at the bottom of page 128. For example, it is unclear whether and on what basis the projections assume accelerating subscription rates or the addition of new subscribers in excess of existing subscribers net of cancellations. It is also unclear what amounts of "investments in sales and marketing" and other items underlie the projections. Similarly, it is unclear what amounts of "further penetrat[ion] of existing subscriber base" are assumed, and what amounts of cash "made available from the Trust Account" are assumed. Please revise accordingly.
19. In this regard, we note your financial projections cover 5 years. Please explain the basis for presenting forecasts extending five years.
20. We note the statements on page 127 that readers are "cautioned not to rely on the projections" and that the projections "should not be looked upon as 'guidance' of any sort." Please revise to remove the statement suggesting investors cannot rely on the disclosures; and reconcile the characterization of the projections not being "guidance"
         with the disclosures elsewhere that Thayer and the Thayer board of directors considered
         Inspirato's outlook in deciding to recommend the initial business combination. It is unclear how the projections, estimates and outlooks were not understood as guiding the company's and the board of directors' decision making.
 Mark Farrell
FirstName LastNameMark    Farrell
Thayer Ventures Acquisition Corp
Comapany
October 14,NameThayer
            2021       Ventures Acquisition Corp
October
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21. We note from page 123 and elsewhere in the Background of the Business Combination that the parties discussed projections at multiple stages of the negotiations. It is unclear if
         Inspirato modified the projections over time. Please clarify the extent to which multiple sets of projections exist.
Projections, page 128

22. We note that the Inspirato revenue projections assume revenue growth that far exceeds growth for the historical periods presented in the filing. Please revise your filing to provide more detailed disclosure of your revenue growth assumptions and the reasons you believe these assumptions are reasonable.
Material U.S. Federal Income Tax Considerations of the Redemptions, page 153

23. We note statements on page 155, including treatment of redemptions under U.S. federal income tax regulations. We also note that the Business Combination Agreement seeks treatment under Section 368(a) for aspects of the transaction. Please amend the disclosure here, and where appropriate, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. If the merger will result in tax consequences to U.S. shareholders that are material, please file a tax opinion as an exhibit to the registration statement.
Information about Inspirato, page 188

24. We note the statement on page 187 regarding branded private luxury "homes available exclusively" to Inspirato subscribers. Please revise to identify the exclusive brands.
25. We note the disclosure switches back and forth between TAM and SAM. Please revise to clarify when and why you cite these data sets. In this regard, it is unclear why $230 billion would be the appropriate demand for Inspirato's services when TAM appears to assume a significant portion of the market is and will be provided by the "hospitality suppliers" separate from Inspirato subscribers or revenue.
26. We note the statement on page 192 that branded private luxury vacation residences "make up the heart of the Inspirato portfolio." As the number of residences and resort partners reflect a higher number of hotel and resort partners, revise here and in the MD&A section to clarify why the branded private luxury vacation residences make up the heart of the portfolio.
Certain Inspirato Relationships and Related Party Transactions, page 220

27. Please revise to identify the parties to the transactions. As non-exclusive examples, you reference "certain members of Inspirato's board of managers," "entities affiliated with
         Brad Handler," "an entity affiliated with W Capital Partners III," and "certain other key employees." Please also identify the material terms of the several agreements under the
         Series E Preferred Unit Financing and quantify the reserve requirement of the Guarantee
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         of Surety Bonds.
Inspirato Management's Discussion and Analysis, page 224

28. We note the discussion of ARR on page 226 and the comparison against ARR for Netflix,
         Wheels Up and others in Exhibit 99.2. Please clarify the extent to which your calculation of ARR differs from those of your competitors and the companies you cite. We also note the statement on page 226 that active contracts at the date used in calculating ARR may or may not be extended by subscribers. Please clarify the extent to which you have experienced periods when your ARR did not capture recurring revenue by material amounts.
29. Please revise to identify the parties and circumstances involved in the $9 million of debt forgiveness in 2021.
30. We note the statement on page 231 that Inspirato's agreements are typically monthly or annual. Please revise to quantify the approximate percentages of monthly and annual contracts, and clarify if material the extent to which margins and retention rates differ.
         Please also clarify the extent to which margins are materially different between travel and subscription revenues.
31. Please advise us why the revolving line of credit and credit facilities identified on page
         236 are not filed as material agreements under Item 601(b)(10) of Regulation S-K.
Inspirato Management's Discussion and Analysis
Non-GAAP Financial Metrics, page 227

32. To avoid giving undue prominence to your non-GAAP financial measures, please move the discussion of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow so
         that it follows the discussion of GAAP operating results. Refer to
Item 10(e)(1)(i)(A) of
         Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure
         Interpretations.
Information About Thayer, page 241

33. We note your repeated disclosures throughout the filing that Thayer's directors and officers will not be reimbursed for out of pocket expenses incurred in pursuit of the initial business combination. Please reconcile such statements with the statements made on page
         245 that provide that the sponsor as well as directors and officers of Thayer will be reimbursed for out of pocket expenses in pursuit of an initial business combination.
Certain Thayer Relationships and Related Party Transactions, page 255

34. We note the statement that no charges were incurred as of December 31, 2020 under the administrative support agreement. Please revise to provide updated quantified disclosure here and elsewhere for amounts paid and reimbursed.
 Mark Farrell
Thayer Ventures Acquisition Corp
October 14, 2021
Page 7
35. Please revise to identify the 3 institutional investors referenced on page 256.
Management After the Business Combination, page 258

36. We note the statement on page 149 that "Inspirato will be managed by a five-person board of managers designated by PubCo." Please revise here to identify and include appropriate disclosures about the five-person board of managers or reconcile the statement on page
         149 with the disclosure here.
Security Ownership of Certain Beneficial Owners, page 283

37. Please revise to identify the natural persons with voting and investment power over the shares held by Polar Asset Management Partners and CVI Investments. Additionally, we
         note you identify "(8 persons)" post-Business Combination; however, the table identifies
         7. Please revise to clarify.
General

38. Please file as exhibits the form of employment agreements identified on page 212.
         Additionally, file as exhibits or advise us why the Cadillac and Wheels-Up agreements referenced on page 197 are not material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameMark Farrell                                  Sincerely,
Comapany NameThayer Ventures Acquisition Corp
                                                                Division of
Corporation Finance
October 14, 2021 Page 7                                         Office of Real
Estate & Construction
FirstName LastName